

July 15, 2011

<u>Via Facsimile</u>
Mr. John J. Weber
Chief Financial Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

> **Re:** **Regenicin, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 13, 2011**
> **Form 8-K**
> **Filed April 20, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 333-146834**

Dear Mr. Weber:

We have reviewed your response letter dated June 14, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

General, page 14

1. We note your response to prior comment two, from our letter dated May 11, 2011; however, it appears that you were not completely responsive to our previous comment. In this regard, please revise future filings to also explain your estimated costs for each stage in obtaining FDA approval. Please show us in your response what your disclosure will look like.

Item 8. Financial Statements, page 19

Note B – Summary of Significant Accounting Policies, Intangible Assets, page F-8

2. We note your response to prior comment four; however, it is not clear to us how the uses you identified represent "alternative future uses" since they appear to be based on the success of the same particular research and development project. Also, since the license

agreement does not appear to be an indefinite lived intangible asset, it is not clear to us how you determined that it is not required to be amortized until you obtain FDA approval. Please explain to us what consideration you gave to the provisions of FASB ASC 350-30-35.

Form 8-K filed April 20, 2011

3.   We note your response to prior comment five, from our letter dated May 11, 2011; however, it does not appear that you were fully responsive to our comment. Please explain why Lonza believes your use of the trade name PermaDerm is unauthorized. In this regard, we note Article 15.3 of the Know-How and License and Stock Purchase Agreement states that you will not use Lonza's name or trade names without their "express written consent". Please disclose whether or not you have obtained Lonza's "express written consent" to use their name or trade names and, if you have not, please explain why you believe your use of their trade name is authorized. Please show us in your supplemental response what your disclosures will look like. Also, based on the terms of the license agreement, please explain to us why Lonza only billed you $260,344 since it does not appear to us that this amount represents 33% of the total disclosed DOD grant.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and Capital Resources, page 7

4.   We note your response to prior comment three, from our letter dated May 11, 2011, and understand that you intend to provide similar disclosures in future filings. We remind you to also disclose in future filings more information on the fundraising activities the company has undergone during the quarter ended June 30, 2011 such that you currently believe you have sufficient liquidity to sustain operations for the next 12 months. Please show us in your supplemental response what your disclosures will look like.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Mr. John J. Weber
Regenicin, Inc.
July 15, 2011
Page 3

        After reviewing the information you provide in response to these comments, we may
have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-
3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief